UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Dr. Marlow Hernandez c/o Cano Health, Inc.

9725 NW 117th Avenue, Suite 200

Miami, Florida 33178

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Dr. Marlow Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 25,108,418(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,108,418(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 25,108,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.75%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (1) 2,415,743 shares of the Issuer’s Class A Common Stock, 70,000 shares of the Issuer’s Class B Common Stock and 473,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 13,497,686 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement (as defined below) to acquire 8,536,936 shares of the Issuer’s Class B Common Stock; and (4) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by the Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include unvested stock options and restricted stock units.

(2)

The percentage reported in item 13 is based upon 264,174,645 shares of Class A Common Stock outstanding and 264,003,919 shares of Class B Common Stock outstanding as March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023 and takes into account the 8,536,936 shares of Class B Common Stock that are subject to the option provided in the Repayment Agreement. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 264,174,645 shares of Class A Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023, plus the shares of Class A Common Stock underlying the Public Warrants, the Class B Common Stock held by the Reporting Persons and the shares of Class B Common Stock subject to the option, the Reporting Persons beneficially own 8.75% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Hernandez Borrower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,034,622(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,034,622(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 22,034,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.17%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 13,497,686 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC and an option provided to Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of Class B Common Stock.

(2)

The percentage reported in item 13 is based upon 264,174,645 shares of Class A Common Stock outstanding and 264,003,919 shares of Class B Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023 and takes into account the 8,536,936 shares of Class A Common Stock issuable upon conversion of the Issuer’s Class B Common Stock in the transactions contemplated by this Amendment No. 3. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 264,174,645 shares of Class A Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023, plus the shares of Class B Common Stock held by the Reporting Person, the Reporting Person beneficially owns 7.7% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Marlow B. Hernandez 2020 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 114,584(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 114,584(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 114,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) *(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock.
(2)

Less than one percent. The percentage reported in item 13 is based upon 264,174,645 shares of Class A Common Stock outstanding and 264,003,919 shares of Class B Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023 and does not take into account the 8,536,936 shares of Class A Common Stock issuable upon conversion of the Issuer’s Class B Common Stock in the transactions contemplated by this Amendment No. 3.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendments No. 1 and No. 2 to Schedule 13D filed with the SEC on May 31, 2022 and December 16, 2022, respectively (as amended, the “Schedule 13D”), relating to the Class A Common Stock and Class B Common Stock of Cano Health, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 5, 2023, Hernandez Borrower Holdings, LLC transferred 8,536,936 shares of Class B Common Stock (the “Transferred Shares”) to Robert Camerlinck, the Chief Operating Officer of the Company, pursuant to that certain Stock Purchase and Repayment Agreement dated April 5, 2023 by and among Dr. Hernandez, Hernandez Borrower Holdings, LLC (together with Dr. Hernandez, the “Transferors”), Mr. Camerlinck, and the guarantors set forth therein (the “Repayment Agreement”), as repayment and in satisfaction in full of Dr. Hernandez’s obligations under a promissory note owed to Mr. Camerlinck. Dr. Hernandez utilized the proceeds he received from such promissory note to repay certain of the loans he obtained under that certain Margin Loan Agreement filed with and described in the Original 13D. The Transferred Shares were transferred at a value of $1.50 per share.

The Repayment Agreement also provides that the Transferors have the right during the one year period following April 5, 2023 (the “Exercise Period”), subject to the terms and conditions of the Repayment Agreement, to acquire the Transferred Shares for a price equal to $3.00 per share of Common Stock (the “Option Price”), as adjusted in accordance with the Repayment Agreement (the “Option”).

During the Exercise Period, Mr. Camerlinck has the right to sell the Transferred Shares and the other shares of Class B Common Stock purchased from the guarantors pursuant to the Repayment Agreement only in connection with a Company Sale (as defined in the Repayment Agreement) or if any remain held by him following a cashless exercise of an Option.

Additionally, in the event of a sale or merger of Cano Health, Inc. or the sale of substantially all of its assets, the Option will be cancelled in exchange for the right of the Transferor and the guarantors to receive the excess (if any) of the consideration paid in respect of a Transferred Share over the Option Price multiplied by the number of Transferred Shares.

The number of shares subject to the Option and the Option Price will be adjusted in the event of subdivisions, splits, combinations or consolidations, adjustments, recapitalizations, reclassifications, reorganizations or other changes in the capital structure of Cano Health, Inc. or its business.

The foregoing description of the Repayment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Repayment Agreement, a copy of which is attached hereto as Exhibit E.

Item 5. Interests in Securities of the Issuer.

This Amendment No. 3 amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a)

Aggregate number and percentage of securities. Includes (1) 2,415,743 shares of the Issuer’s Class A Common Stock, 70,000 shares of the Issuer’s Class B Common Stock and 473,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 13,497,686 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of Class B Common Stock; and (4) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include 104,382 shares of Class A Common Stock underlying stock options which are currently unvested and 1,316,835 restricted stock units not scheduled to vest within 60 days of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based upon 264,174,645 shares of Class A Common Stock outstanding and 264,003,919 shares of Class B Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K, filed on March 15, 2023 plus shares of Class A Common Stock underlying the Public Warrants and Class B Common Stock held by the Reporting Persons, as is set forth in boxes 11 and 13 of the second part of the cover page to this Amendment No. 3 for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment No. 3 for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)	The information describing the sale of the Transferred Shares set forth in Item 4 above is incorporated herein by reference.

Except for the sale of the Transferred Shares, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d)

Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by the Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following: The information contained above in Item 4 is incorporated herein by reference.

A copy of the Repayment Agreement is attached hereto as Exhibit E.

Item 7. Material to be Filed as Exhibits.

The following agreement shall be added to the list of agreements included under Item 7 of the Schedule 13D:

Exhibit E: Stock Purchase and Repayment Agreement by and among Dr. Hernandez, Hernandez Borrower Holdings, LLC, the guarantors thereto, and Mr. Robert Camerlinck dated April 5, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.

Date: April 6, 2023

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory